October 3, 2024

Ben Franklin
Manager
CHARLES & COLVARD LTD
Riverstyx Capital Management LLC
3661 Valverde Circle
Jacksonville, FL 32224

       Re: CHARLES & COLVARD LTD
           DFAN14A filed October 1, 2024
           Filed by Riverstyx Capital Management LLC
           File No. 0-23320
Dear Ben Franklin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

DFAN14A filed October 1, 2024
General

1. We note that your soliciting materials contain an email address where you direct security holders to reach out to you "right away." Note that, in general, no solicitation may be made unless the person solicited has previously or is concurrently furnished with a preliminary or definitive proxy statement meeting the requirements of
Schedule 14A. See
       Exchange Act Rule 14a-3(a) and Rule 14a-6(o). Notwithstanding this general requirement, solicitations meeting the requirements of Rule 14a-12 may occur. See our comments below regarding the specific requirements to rely on Rule 14a-12. Please confirm your understanding in your response letter, or contact us at the numbers provided below with any questions.
2. Rule 14a-12(a)(1)(ii) requires the soliciting party to, in a prominent legend in clear, plain language, advise "security holders to read the proxy statement when it is available because
 October 3, 2024
Page 2

        it contains important information" and "explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants." Please revise to include the required legend.
3. Rule 14a-12(b) requires soliciting materials filed pursuant to Rule 14a-12(a) be filed "no later than the date the material is first published, sent or given to security holders." We note that the letter to issuer shareholders does not include a date. Please confirm whether the letter was first published, sent or given to security holders no later than the filing date of October 1, 2024.
4. Soliciting materials filed pursuant to Rule 14a-12 must include a cover page in the form set forth in Schedule 14A. See Rule 14a-12(b). Please check the box on the cover page indicating reliance on Rule 14a-12.
5. Please revise to provide support for each factual assertion in your soliciting materials, including the following statements in your recent filing:

              "In Fiscal Year 2020, a difficult year for the company due to the pandemic, the company spent $9.4 million on Sales & Marketing. Yet, in the trailing 12 months ending 3/31/2024, those expenses increased by 45% to $13.7 million, as revenue for the trailing 12-month period declined 19% compared to the difficult COVID year of
            2020."
              "This performance has led to a significant crash in the share price, down by 70% in the trailing one-year period ending 9/30/2024."
              "Additionally, Charles & Colvard's long-time supplier, Wolfspeed, Inc.
            ("Wolfspeed"), initiated confidential arbitration, alleging breach of contract and asserting Charles & Colvard intends to breach its remaining obligations. Wolfspeed alleges there are over $20 million in damages."


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions